

10030080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

revised

SEC Mail Processing Section
MAR 24 2010
Washington, DC
112

SEC FILE NUMBER
8- ~~40524~~ 29579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Wheelers Farm Road
(No. and Street)

Milford	CT	06460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.M. Moody III — 203-783-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. M. Moody III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A M Moody III

Signature

President

Title

Helen B. Iwasczyszyn

Notary Public

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2009

CONTENTS



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the Company), a subsidiary of The Winthrop Corporation, as of December 31, 2009, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(A) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala P.C.

Shelton, Connecticut
February 16, 2010 except for the
computation of net capital on page 9
as to which the date is March 17, 2010


HLB

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Cash	$730,244
Accounts receivable	90,431
Prepaid expenses	16,622
Total Assets	$837,297
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable	$ 50,066
Due to affiliates (Note 2)	27,046
Total Liabilities	77,112
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	608,329
Total Shareholder's Equity	760,185
Total Liabilities and Shareholder's Equity	$837,297

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

Fee revenue (Note 2)	$623,380
Expenses (Note 2)	
Promotional activities	132,962
Commissions to other brokers	176,422
Fund subsidy	56,057
Travel and entertainment	22,013
Other	219,718
	607,172
Income before income taxes	16,208
State income tax	1,015
Net income	$ 15,193

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock			
	Shares	**Amount**	**Capital In Excess of Par**	**Retained Earnings**
Balance, January 1, 2009	1,000	$1,000	$150,856	$593,136
Net income				15,193
Balance, December 31, 2009	1,000	$1,000	$150,856	$608,329

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 15,193
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,552
Decrease in prepaid expenses	(873)
Decrease in accounts payable	(14,212)
Decrease in due to affiliates	(11,843)
Net cash used by operating activities	(10,183)
Net decrease in cash	(10,183)
Cash, beginning	740,427
Cash, ending	$730,244

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2009

1. **Summary of significant accounting policies:**

Description of Company:

The Company is a wholly-owned subsidiary of The Winthrop Corporation ("TWC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company does not maintain customer accounts and neither receives nor holds customer securities or funds. The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies.

The Company is registered as a broker-dealer in every state except Alaska, Hawaii, and Puerto Rico.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Income taxes:

The Company files a consolidated tax return with its parent, federal taxes are recorded based on overall expected consolidated taxable income. State income taxes are computed on an individual company basis taking into consideration available tax benefits and credits of other members of the consolidated group.

2. Related party transactions:

The Company earned substantially all of its revenue by providing underwriting and distribution services to mutual funds. Several officers of the Company are also officers of the mutual funds.

The Company loans and borrows funds on an as needed basis with TWC and its subsidiaries. These advances are non-interest bearing and are payable on demand.

The Company has an expense sharing arrangement with TWC whereby indirect general and administrative expenses are allocated to the Company.

3. Net capital requirements:

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009, the Company had net capital and minimum net capital requirements of $653,132 and $5,140, respectively. The Company's net capital ratio was .12 to 1.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

Year Ended December 31, 2009

Fee Revenue	
Mutual fund distribution fees	$195,658
Commissions – non TWC sales	427,722
Total Fee Revenue	$623,380
Other Expenses	
Commissions – non TWC sales	$110,315
Depreciation and amortization	987
Dues and subscriptions	276
Insurance	12,990
Miscellaneous	2,633
Outside services	33,009
Postage	4,277
Printed material and office expenses	12,851
Professional fees	5,764
Property and other taxes	2,072
Regulatory fees	19,912
Rent	9,668
Repair and maintenance	2,544
Telephone and electric	2,420
Total Other Expenses	$219,718

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE

UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2009

Shareholder's equity	$760,185
Less non allowable assets	(107,053)
Net capital	653,132
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,140
Excess of net capital over minimum requirements	$647,992
Total aggregate indebtedness	$ 77,112
Required minimum net capital (6.67% of total aggregate indebtedness or $5,000)	5,140
Ratio of total aggregate indebtedness to net capital	.12 to 1

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2009 computation of net capital reported to FINRA. As a result, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company complied with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2009.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In planning and performing our audit of the financial statements of Wright Investors' Service Distributors, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.


HLB

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shelton, Connecticut
February 16, 2010

Financial Statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2009